Exhibit 8.1

Subsidiaries of Cognyte Software Ltd.

Name	Jurisdiction of Incorporation or Organization
Cognyte Analytics India Private Limited	India
Cognyte Brasil S.A.	Brazil
Cognyte Bulgaria EOOD	Bulgaria
Cognyte Software LP	Delaware
Cognyte Software México, S.A. de C.V.	Mexico
Cognyte Systems Ltd.	Israel
Cognyte Taiwan Ltd.	Taiwan (Republic of China)
Cognyte Technologies Israel Ltd.	Israel
Cognyte Technology Inc.	Delaware
Gita Technologies Ltd.	Israel
Syborg GmbH	Germany
Syborg Grundbesitz GmbH	Germany
Syborg Informationsysteme b.h. OHG	Germany
VSS Engineering PTE. Ltd.*	Singapore
UTX Technologies Limited	Cyprus
Cognyte Netherlands B.V.	The Netherlands
Cognyte Romania S.R.L.	Romania
Cognyte Software (Thailand) Limited	Thailand
*We own a 50% equity interest in this entity.